EASTSIDE DISTILLING, INC.

1805 SE Martin Luther King Jr. Blvd.

Portland, Oregon 97214

May 20, 2015

Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Eastside Distilling, Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2014

Filed March 31, 2015, as amended April 1, 2015

File No. 000-54959

Dear Mr. Spirgel:

In connection with the Company’s response to the comments of the staff (the “Staff”) delivered by way of it letter dated April 17, 2015 (the “Comment Letter”) being delivered by our legal counsel concurrent herewith, we hereby acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing ; and
3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Eastside Distilling, Inc.

By: /s/ Steven Earles
Steven Earles
Chief Executive Officer